Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change November 12, 2008
Item 3	News Release The news release dated November 12, 2008 was disseminated via Marketwire – Canadian Timely Investment Network.
Item 4	Summary of Material Change Canplats Resources Corporation is pleased to announce the appointment of Gordon Bogden to its Board of Directors.
Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated November 12, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.683.8218
Item 9	Date of Report Dated at Vancouver, BC, this 12th day of November, 2008.

November 12, 2008	TSX Venture Symbol: CPQ

GORDON BOGDEN TO JOIN THE BOARD OF CANPLATS

Vancouver, BC – Canplats Resources Corporation (CPQ: TSX Venture) is pleased to announce the appointment of Gordon Bogden to its Board of Directors.

Mr. Bogden is currently a Managing Partner of Gryphon Partners, a boutique investment bank that provides corporate advisory services to mining and energy companies. He brings more than 18 years of investment banking experience to Canplats’ Board. Prior to Gryphon, Gordon was a Vice Chairman and Head of Global Mining and Metals, Corporate and Investment Banking at National Bank Financial Inc. He holds a BSc. in Applied Sciences from Queen’s University and an ICD.D from the Institute of Corporate Directors.

In addition, Mr. Bogden will receive incentive stock options to purchase 200,000 common shares of the Company for a period of five years at a price of $1.20 per share.

About Canplats
Canplats is focused on advancing the Camino Rojo project, a new gold and polymetallic discovery located in Zacatecas state, Mexico. Wholly-owned by Canplats, Camino Rojo is located in an area of excellent infrastructure, 50 kilometers to the southeast of Goldcorp's Penasquito mine.

For further information, contact:

Corporate Information:
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 629-8292

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-629-8293

Investor Inquiries:
Blaine Monaghan
Director, Investor Relations
Direct: (604) 629-8294
Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F.